9900 W. 109TH ST. SUITE 100 OVERLAND PARK, KS 66210 913.344.9200 COMPASSMINERALS.COM

September 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Liz Packebusch

Re:	Compass Minerals International, Inc.

Registration Statement on Form S-3, as amended (File No. 333-274622)

Dear Ms. Packebusch:

With respect to the above-referenced registration statement (the “Registration Statement”), and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it will be declared effective at 4:30 p.m. (Eastern Time) on September 29, 2023, or as soon as practicable thereafter.

Please contact Jeffrey D. Karpf or Francesca L. Odell of Cleary Gottlieb Steen & Hamilton LLP, counsel to Compass Minerals International, Inc., at (212) 225-2864 or (212) 225-2530, respectively, or via email at jkarpf@cgsh.com or flodell@cgsh.com, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

COMPASS MINERALS INTERNATIONAL, INC.

By:	/s/ Mary L. Frontczak
Name:	Mary L. Frontczak
Title:	Chief Legal and Administrative Officer and Corporate Secretary

cc:	Jeffrey D. Karpf

Cleary Gottlieb Steen & Hamilton LLP

(212) 225-2864

Francesca L. Odell

Cleary Gottlieb Steen & Hamilton LLP

(212) 225-2530